

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

Steven Weinstein
Chief Executive Officer
Seismic Capital Company
11271 Ventura Blvd #479
Los Angeles, CA 91604

> **Re: Seismic Capital Company**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed March 17, 2021**
> **File No. 024-11376**

Dear Mr. Weinstein:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2021 letter.

<u>1-A</u>

<u>General</u>

1.    We note your response to comment 1 and the statement that the company "does not seek de minimis participations in any private placements." Please revise to disclose whether and how long you would continue your offering if you do not acquire any of the 3 LOI companies either because the negotiations ceased or were stalled for an extended period of time. If your intent under those circumstances is to "seek to make other investments," including the 5 companies you are in preliminary discussions with, advise us what filings you anticipate making and what information you will provide investors about any such possible currently-unidentified acquisitions.

Additionally, please refer to the part of comment 1 regarding the Use of Proceeds and the minimum amounts you anticipate needing for the 3 identified investments.  Please disclose whether you would have sufficient capital for at least 1 of the 3 acquisitions at the $5 million, $10 million or $25 million thresholds and whether you would have sufficient funds for all 3 acquisitions at any of those thresholds.

You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Jamie Ostrow, Esq.